UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at December 8, 2008

GREAT BASIN GOLD LTD.
Ste. 1500, Royal Centre
1055 West Georgia Street
Vancouver, British Columbia
V6E 4N7

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: December 8, 2008

Print the name and title of the signing officer under his signature.

1108-1030 West Georgia St. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888-633-9332 South Africa: 27 (0) 11 301 1800 www.grtbasin.com

  GREAT BASIN GOLD ACQUIRES MILL, UPDATES OPERATIONS AND FINANCES

December 8, 2008, Vancouver, BC - Great Basin Gold Ltd. ("Great Basin Gold" or the "Company") (TSX: GBG; AMEX: GBN; JSE: GBG) announces that it has signed an agreement with Metallic Ventures Gold Inc (TSX:MVG), whereby the Company will purchase the Esmeralda processing plant ("Mill") in Nevada, inclusive of the Esmeralda mine and infrastructure for US$2 million.
The Company's decision to purchase the Esmeralda Mill follows an extensive evaluation process whereby various milling options for its Hollister project were considered. Esmeralda is approximately 290 miles from the Hollister project with 80% of that distance over paved interstate roads. Transport costs from Hollister are estimated at US$55 per ton.

The Esmeralda Mill was operational until 2004 when it was placed on care and maintenance. The Mill processes ore through a carbon-in-leach (CIL) process with tailing deposition into an adjacent impoundment. Other features of the mine include crushing facilities, stockpile areas, waste rock facilities, roads and other miscellaneous areas. MVG holds the required permits that allow for the operation of the mining, milling and associated crushing activities.

The Mill can currently process up to 350 tons per day. Re-commissioning and reconfiguring of the mill is expected to take at least 120 days. Further upgrades to improve the recovery of gold and expand the capacity of the mill will be evaluated and implemented during this phase at an estimated cost of approximately US$8 million. Operating costs of the Mill are estimated to be US$40 per ton.

One of the principal conditions to the transaction is the transfer of all permits required to operate the Mill and associated facilities. The facility has a reclamation liability of approximately US$2 million which requires a bond of that amount be put in place by the Company.

Great Basin Gold has undertaken an initial assessment of previous mining activities on the property, including the quantum and quality of available drilling, geological and mining related data. The Esmeralda property has mineral resources, and these resources will be the subject of a detailed review and estimate that is NI43-101 compliant. Preliminary observations and analysis of data from the underground workings suggest that a high grade epithermal vein - type target, not dissimilar to the Hollister, is present.

At Hollister, good progress is being made with the underground development. Trial stoping continues to prove valuable in allowing for a better understanding of the vein structures and mineralization, and the future mining conditions. At this stage, it appears that the strike length of the whole vein system will probably be extended giving some confidence that, with more work, close to the existing production quantum of ounces used in the feasibility will ultimately be mined. Initial results of the trial mining have indicated that the current mineral reserve, which does not take into account these potential vein extensions, will be reduced, as some of the veins cannot be mined economically. With early trial stoping results and additional infill diamond drilling that has been completed, the project's resource model is being updated for release in the first quarter of 2009.

A number of stoping methods are being tested. One of the trial stoping methods currently being assessed is a thermal fragmentation process that allows cleaner mining of very narrow veins with the result that some veins that are currently deemed uneconomic may become economic.

Exploration at the Hatter Graben discovery, 1 mile to the east, has delivered good results to date and is exhibiting similar high grade mineralization and structure to the Hollister Block; however it is too early for resource estimates.

The Bureau of Land Management has also informed the Company that staff has reviewed the Company's environmental submissions on the Hollister Block Project Plan of Operations for full scale mining and require further analysis by way of an Environmental Impact Statement (EIS). Meetings to facilitate the EIS process have been initiated.

President and CEO Ferdi Dippenaar said: "After careful consideration and independent assessment of the Esmeralda Mill and mine, we are sure that this acquisition represents a strategic advantage for Hollister and will provide the Company with control over our processing capacity as well as reduced cash costs. At a total of US$95 per ton, the milling costs will be significantly lower than the 20% revenue royalty, which is based on the gold price, currently paid for toll milling operations. Confidence in Hollister as a result of the trial stoping, underground exploration and area surface exploration underscores the value of the Esmeralda acquisition . In addition, the Esmeralda property itself has the potential for future exploration and mining activities. The Company is in advanced negotiations towards securing a senior secured note debt financing with warrant coverage to conclude the Esmeralda acquisition and contribute to the equity funding requirements of its Burnstone project in South Africa."

Johan Oelofse, PrEng, FSAIMM, Chief Operating Officer for the Company and a qualified person, has reviewed this news release on behalf of Great Basin Gold.

For additional details on Great Basin Gold Ltd. and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa                       27 (0)11 301 1800
Michael Curlook in North America                      1 888 633 9332
Barbara Cano at Breakstone Group in the USA   (646) 452-2334

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin Gold expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, geopolitical uncertainty, changes in government policies regarding mining and natural resource exploration and exploitation, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.